Exhibit 99.1

Fury Announces Results of Annual General and Special Meeting of Shareholders

Toronto, Canada – June 25, 2021 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the voting results from its Annual General & Special Meeting (the “Meeting”) of Shareholders held on June 24, 2021. Fury is pleased to confirm that each director nominee listed in the Company’s management information circular dated May 21, 2021 (the “Circular”) in connection with the Meeting and as filed on SEDAR on May 28, 2021, were elected as directors of the Company to serve until the next annual general meeting, or until their successors are otherwise elected or appointed.

A total of 46,092,599 of the Company’s common shares (“Common Shares”) were present or represented by proxy at the Meeting, representing 39.08% of the outstanding Common Shares.

1.
Number of Directors

By resolution passed, the number of directors of the Company was set at seven (7). The result of the vote on the number of directors of the board was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Against	Votes Against (%)
Setting the Number of Directors at Seven (7)	31,183,005	99.22	246,120	0.78

2.
Election of Directors

By resolution passed, each of the nominees for election as directors listed in the Circular was elected as a director of the Company. The results of the votes on the election of the board of directors were as follows:

Name of Nominee	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Ivan Bebek	31,151,324	99.12	277,568	0.88
Michael Timmins	31,168,669	99.17	260,223	0.83
Jeffrey R. Mason	31,062,317	98.83	366,575	1.17
Steve Cook	31,152,061	99.12	276,831	0.88
Michael Hoffman	31,055,500	98.81	373,392	1.19
Alison Sagateh (Saga) Williams	30,140,945	95.90	1,287,947	4.10
Forrester A. Clark	30,160,652	95.96	1,268,240	4.04

3.
Appointment and Renumeration of Auditors

By resolution, Deloitte LLP, Chartered Professional Accountants was appointed as the Company’s auditor and the directors of the Company were authorized to fix the auditor’s remuneration. The result of the vote on the appointment and renumeration of the auditor was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Withheld	Votes Withheld (%)
Deloitte, Chartered Professional Accountants	45,682,523	99.11	410,075	0.89

4.
Special Resolution to Approve Certain Amendments to the Company’s Articles of Incorporation

By special resolution, the amendment to the Articles of the Company to provide for communications with shareholders using the “notice-and-access” provisions of applicable securities laws, as more specifically set out in the Circular, was approved. The result of the vote on special resolution to amend the Articles of the Company was as follows:

	Number of Votes For	Votes For (%)	Number of Votes Against	Votes Against (%)
Amendments to the Articles of the Company	31,045,947	98.78	383,177	1.22

Voting results have been reported and published on www.sedar.com.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

www.furygoldmines.com